UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 11-K

_________________________

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission File Number 01-34219

_________________________

DESTINATION XL GROUP, INC. 401(K) SAVINGS PLAN

(Full title of the plan)

DESTINATION XL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Destination XL Group, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator

Destination XL Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Destination XL Group, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 22, 2016

Destination XL Group, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31,
	2015	2014
Assets
Investments, at fair value (Notes 3 and 4)	$53,345,528	$39,306,036
Receivables:
Participant contributions	189	-
Employer contributions	1,927,596	1,201,112
Notes receivable from participants	1,145,683	955,723
	3,073,468	2,156,835

Net assets available for benefits	$56,418,996	$41,462,871

See accompanying notes to financial statements.

Destination XL Group, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions:
Investment income:
Dividend income	$2,543,045
Interest income on notes receivable from participants	57,015
Contributions:
Participants	4,705,040
Employer	1,928,488
Rollovers	500,607
7,134,135
Transfers into the Plan (Note 1)	13,762,498
Total additions	23,496,693

Deductions:
Net depreciation in fair value of investments	2,927,130
Benefits paid to participants	5,513,949
Administrative Fees	99,489
Total deductions	8,540,568

Net increase	14,956,125
Net assets available for benefits at beginning of year	41,462,871
Net assets available for benefits at end of year	$56,418,996

See accompanying notes to financial statements.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following description of Destination XL Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Destination XL Group, Inc.  (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company’s Investment Committee (“Committee”), which is a committee comprised of members of management of the Company.  The Committee has overall responsibility for the operation and administration of the Plan.  The Committee and its investment advisors have developed an investment policy to determine the appropriateness of the Plan’s investment offerings and they monitor investment performance.

On November 7, 2014, the Committee voted to merge the Destination XL Group, Inc. 401(k) Hourly Savings Plan into the Destination XL Group, Inc. 401(k) Salaried Savings Plan which was renamed Destination XL Group, Inc. 401(k) Savings Plan effective January 1, 2015.

As of January 8, 2015 all assets of the Destination XL Group, Inc. 401(k) Hourly Savings Plan, with a fair value of $13,762,498, were transferred to the Destination XL Group, Inc. 401(k) Savings Plan.

Eligibility

All employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan.  After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

Contributions

Each year, participants may contribute up to 80% of annual compensation as defined in the Plan.  The participants can elect their contributions to be on a before tax and/or after tax basis.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Additionally, participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Contributions are subject to certain Internal Revenue Code (“Code”) limitations.

Under the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006, the Company matches 100% of the participant’s elective deferral for the first 1% of eligible compensation plus 50% of the participant’s elective deferral for the next 5% of eligible compensation.  Additional amounts may be contributed at the discretion of the Company.

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 5% of their compensation automatically deferred unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election).  Unless an eligible employee affirmatively elects not to contribute or changes his or her deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan, continued

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contribution, Plan earnings, and charged with an allocation of Plan expenses.  The Plan expenses are divided equally to all participants.  The benefits to which a participant is entitled are the benefits that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus actual earnings thereon, is based on each participant’s years of continuous service.  A participant is 100% vested after two years of credited service.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses.  At December 31, 2015 and 2014, forfeited non-vested accounts totaled $73,337 and $75,625 respectively.  In March 2016, $56,000 was used to reduce employer contributions.

Investment Options

Upon enrollment in the Plan, participants may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 and 50% of the individual’s vested balance with a minimum of $1,000 per loan.  Loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator at the inception of the loan (currently at prime rate plus 1.5%). Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period.  Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Distributions can be made if requested due to disability, retirement, or termination of employment.  Upon termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less.  If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Beneficiaries may request a distribution of the vested account balance in the event of death.  The account balance will continue to increase or decrease, as appropriate, based on the investment returns until it is distributed.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan, continued

Payment of Benefits, continued

A distribution can be deferred to a later date, however, it cannot be postponed if the vested account balance is $5,000 or less.  If the vested account balance is $5,000 or less, the Plan Administrator will direct the Trustee that any amount exceeding $1,000 be distributed to an Individual Retirement Account or Annuity (“IRA”).  If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute it as a lump sum distribution without the participant’s consent.  Prior to such distribution, participants still have the right to request that the amount be distributed directly to them in the form of a lump sum payment or to request that it be rolled-over to a different IRA provider or another retirement plan eligible to receive rollover contributions. If the participant fails to request a different treatment of an automatic distribution under the Plan’s cash-out provision, the distribution will be paid over to an IRA provider chosen by the Plan Administrator and invested in a product designed to preserve the principal of that distribution while still providing a reasonable rate of return and preserving liquidity.  The fees assessed against this newly established IRA by its provider will be paid by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee.  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 and 2014.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company.  During 2015, there were no expenses paid by the Company.   Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Certain investments related expenses are included in net depreciation of fair value of investments.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented.  The Plan’s management is currently evaluating the impact of ASU 2015-07 and does not expect the adoption of this ASU to have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures.  Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments that are measured using fair value by general type;  however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III is not applicable to the Plan.  The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Parts I and II are to be applied retrospectively.  Plan management has elected to early adopt ASU 2015-12, Parts 1 and II.  The Statement of Changes in Net Assets Available for Benefits of the Plan was not affected by the adoption of the new guidance.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 3 – Non-Participant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2015	2014
Net Assets:
Fidelity Advisor Stable Value Fund	$73,337	$75,625

Year Ended
December 31, 2015
Changes in Net Assets:
Dividend income	$471
Current year forfeitures	57,535
Contributions	672
Transfer into the plan	28,134
Forfeitures used to reduce prior year employer match	(89,100)
$(2,288)

Note 4 – Fair Value Measurements

The Plan measures fair value in accordance with FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, which provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock:   Valued at the closing price reported on the active market on which the individual securities are traded.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 4 – Fair Value Measurements, continued

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust fund:  Valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$45,248,517	-	-	$45,248,517
Common/collective trust fund	-	$8,097,011	-	8,097,011
Total investments at fair value	$45,248,517	$8,097,011	$-	$53,345,528

Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$34,044,673	-	-	$34,044,673
Common stock	746,875			746,875
Common/collective trust fund	-	$4,514,488	-	4,514,488
Total investments at fair value	$34,791,548	$4,514,488	$-	$39,306,036

Note 5 – Related Party and Party-In-Interest Transactions

The Plan owned 136,790 shares of Destination XL Group, Inc. valued at $746,875 at December 31, 2014.  The Plan eliminated Destination XL Group, Inc. stock as an investment option during 2015 and, accordingly, no shares were owned at December 31, 2015.  Additionally, certain Plan investments are shares of mutual funds and units in the Fidelity Advisor Stable Value Fund managed by Fidelity Management Trust Company who is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain fees incurred by the Plan for the investment management services are included in net depreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to investment advisors of $49,103 for the year ended December 31, 2015 which was not covered by revenue sharing.

Destination XL Group, Inc. 401(k) Savings Plan

Notes to Financial Statements

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 7 – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the opinion letter.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Note 8 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$56,418,996	$41,462,871
Adjustment from fair value to contract value for fully benefit-responsive investment contract	-	80,132
Net assets available for benefits per Form 5500	$56,418,996	$41,543,003

The following is a reconciliation of net depreciation in fair value of investments, dividend income, and interest income on notes receivable from participants for the year ended December 31, 2015 per the financial statements to Form 5500:

Net depreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per the financial statements	$(327,070)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2014	(80,132)
Net depreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per Form 5500	$(407,202)

Destination XL Group, Inc. 401(k) Savings Plan

SUPPLEMENTAL SCHEDULE

Destination XL Group, Inc. 401(k) Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Shares/Units	Current Value
		(1)
Commingled funds held through Fidelity Investments:
	*Fidelity Advisor Stable Value Fund (2)		8,097,011	$8,097,011
Mutual Funds held through Fidelity Investments:
	*Fidelity Advisor New Insights I		149,251	3,974,542
	Prudential Jennison Mid Cap Growth Fund		61,492	2,208,780
	MFS International Value Fund		26,465	905,355
	Invesco International Growth Fund		54,487	1,691,831
	Metropolitan West Total Return Bond Fund		239,118	2,539,433
	American Century Mid Cap Value Fund		165,883	2,420,239
	JP Morgan Equity Index Select		151,640	5,220,956
	Templeton Global Bond Fund		31,864	367,388
	Goldman Sachs Small Cap Value Fund		30,207	1,507,014
	American Beacon Bridgeway Large Cap Value Fund		69,025	1,562,730
	Blackrock Inflation Protected Bond Fund		20,707	213,695
	JP Morgan Smart Retirement 2055 Fund Select		28,199	552,411
	JP Morgan Smart Retirement Income Select		217,006	3,673,906
	JP Morgan Smart Retirement 2015 Fund Select		72,631	1,232,556
	JP Morgan Smart Retirement 2020 Fund Select		165,815	2,921,664
	JP Morgan Smart Retirement 2025 Fund Select		168,221	2,866,480
	JP Morgan Smart Retirement 2030 Fund Select		108,334	1,977,094
	JP Morgan Smart Retirement 2035 Fund Select		197,122	3,445,690
	JP Morgan Smart Retirement 2040 Fund Select		127,647	2,381,895
	JP Morgan Smart Retirement 2045 Fund Select		94,488	1,671,492
	JP Morgan Smart Retirement 2050 Fund Select		58,902	1,041,383
	Pimco Income Fund		70,974	832,526
	Calamos Evolving World Growth Fund		3,352	39,457
				53,345,528
* Notes receivable from participants: 4.75%				1,145,683
				$54,491,211
*Indicates party-in-interest to the Plan.
(1) Cost information may be omitted for plan assets which are participant-directed.
(2) Includes $73,337 of non-participant-directed, unallocated forfeitures for which historical cost approximates current value.

Index to Exhibits

23.1Consent of Independent Registered Public Accounting Firm

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Destination XL Group, Inc. 401(k) Savings plan

By: /s/ Peter H. Stratton, Jr.
Peter H. Stratton, Jr., Senior Vice President and Chief
Financial Officer of Destination XL Group, Inc., the Plan Administrator

June 22, 2016